

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Charles H. Robbins
Chair and Chief Executive Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, California

> **Re: Cisco Systems, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2021**
> **File No. 001-39940**

Dear Mr. Robbins:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Evan Sloves, Esq.